UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

CUBIST PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229678107

(CUSIP Number of Common Stock)

Thomas J. DesRosier

Executive Vice President, Chief Legal and Administrative Officer

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

(781) 860-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2014, relating to the tender offer by Mavec Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $102.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2014, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 19, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.         Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information below the paragraph at the end of the Item:

“(i) Expiration of the Offer

The Offer and withdrawal rights expired at 11:59 p.m., Eastern time, on Tuesday, January 20, 2015.  The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 58,039,667 Shares have been validly tendered and not properly withdrawn pursuant to the Offer (not including 9,773,951 Shares tendered pursuant to notices of guaranteed delivery which had not been delivered to the depositary for the Offer prior to the expiration of the Offer), representing approximately 75.7% of the outstanding Shares.  The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition, as such term is defined in the Offer to Purchase.  All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and expects to promptly pay for all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer.

As a result of its acceptance of, and following payment for, the Shares tendered in the Offer, Purchaser will have acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL.  Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL.  In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares) will at the effective time of the Merger be converted into the right to receive the Merger Consideration.  Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CUBIST PHARMACEUTICALS, INC.

	By:	/s/ Thomas J. DesRosier
	Name:	Thomas J. DesRosier
	Title:	Executive Vice President, Chief Legal and Administrative Officer

Date: January 21, 2015